CHARTWELL FUNDS

                         CHARTWELL LARGE CAP VALUE FUND
                         CHARTWELL SMALL CAP VALUE FUND


                        SCHEDULE DATED SEPTEMBER 17, 2002
                         TO THE ADMINISTRATION AGREEMENT
                             DATED NOVEMBER 14, 1991
                      AS AMENDED AND RESTATED MAY 17, 1994
                                     BETWEEN
                         THE ADVISORS' INNER CIRCLE FUND
                                       AND
                      SEI INVESTMENTS MUTUAL FUNDS SERVICES


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the Chartwell Large Cap Value Fund and Chartwell Small Cap Value Fund (the "Funds") at an annual rate set forth below based upon the aggregate average daily net assets of the Funds (and any additional portfolios).

                  0.10% of aggregate average daily net assets up to and including $250 million; and 0.09% aggregate average daily net assets exceeding $250 million;

                  For the purposes of this calculation, the aggregate daily net assets of the Funds shall include the aggregate average daily net assets of the Chartwell Dividend and Income Fund, Inc. (the "Closed End Fund").

                  This fee schedule is subject to a minimum annual fee of $180,000 for two classes of shares, including fees paid under this Agreement and fees received by SEI from the Closed End Fund.

Term: Pursuant to Article 7, the term of this Agreement shall commence on the effective date of the Fund's prospectus, and shall remain in effect with respect to the Fund (and any additional portfolios) for five years (the "Initial Term"). This Agreement shall continue in effect for successive periods of five years after the Initial Term (a "Renewal Term"). This Agreement may be terminated only: (a) by either party at the end of the Initial Term or the end of any Renewal Term on 90 days' prior written notice; (b) by either party hereto on such date as is specified in written notice given by the terminating party, in the event of a material breach of this Agreement by the other party, provided the terminating party has notified the other party of such material breach at least 45 days prior to the specified date of termination and the breaching party has not remedied such breach by the specified date; or (c) as to the Fund (and any additional portfolios), effective upon the liquidation of such Fund (and/or additional portfolios). For purposes of this paragraph, the term "liquidation" shall mean a transaction in which the assets of the Fund (or any additional portfolios) are sold or otherwise disposed of and proceeds therefrom are distributed in cash to the shareholders in complete liquidation of the interests of such shareholders in the entity.

                                [END OF SCHEDULE]

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         Agreed to and accepted by:

         SEI Investments Mutual Funds                Advisors' Inner Circle Fund
         Services

         By: /s/ William E. Zitelli                  By:/s/ Timothy D. Barto
             ----------------------                     --------------------
         Name: William E. Zitelli                    Name: Timothy D. Barto
         Title:   Vice President                     Title: Vice President



         Acknowledged and Agreed to by:

         Chartwell Investment Partners

         By: /s/ G. Gregory Hagar
         Name:  G. Gregory Hagar
         Title: Partner/CFO